SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING





                                             Commission file number:  333-41939
                                                                      ---------

(Check One):  X  Form 10-K   __Form 20-F  __Form 11-K  __Form 10-Q  __Form N-SAR
             --

                       For Period Ended: December 31, 1999
                       -----------------------------------

(  )  Transition Report on Form 10-K
(  )  Transition Report on Form 20-F
(  )  Transition Report on Form 11-K
(  )  Transition Report on Form 10-Q
(  )  Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION


               Full Name of Registrant: STELLEX TECHNOLOGIES, INC.

               Former Name if Applicable: STELLEX INDUSTRIES, INC.

           Address of Principal Executive Office (Street and Number):
                           680 Fifth Avenue, 8th Floor

                            City, State and Zip Code:
                            New York, New York 10019


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, on or before March 30, 2000, without unreasonable effort or expense as a result of delays in completion of year-end financial statements and related audit work resulting from unanticipated turnover in key financial personnel at Stellex Aerostructures. Management expects to finalize the registrant's audit within the 15 calendar day extension timeframe.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          William L. Remley--212 931-5333
          (Name) (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). Yes X No __

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No __

The registrant expects that its results of operations for the year ended December 31, 1999 will reflect a significant decline in operating performance as compared to the year ended December 31, 1998, largely as a result of factors previously disclosed in reports filed during 1999 by the registrant under the Securities Exchange Act of 1934. The preparation of the registrant's results of operations for its fiscal year ended December 31, 1999 is on-going and, therefore, estimates of such results are not currently available.

Stellex Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   March 31, 2000              STELLEX  TECHNOLOGIES, INC.



By:                                  /s/   William L. Remley
                                     --------------------------
                                           William L. Remley
                                           President and Chief Executive Officer